UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2003

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9114

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Mylan Profit Sharing 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Mylan Laboratories Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

REQUIRED INFORMATION

1.	The Financial Statements and Schedule of Mylan Profit Sharing 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibits:

23.	Consent of Independent Registered Public Accounting Firm.

MYLAN PROFIT SHARING 401(K) PLAN
DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrators of the
   Mylan Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Mylan Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 18, 2004

FINANCIAL STATEMENTS

MYLAN PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
INVESTMENTS, at fair value	$104,277,514	$72,479,937
RECEIVABLES:
Employer contributions	5,105,900	6,180,904
Dividends & Interest	37,513	22,040

Total receivables	5,143,413	6,202,944

TOTAL ASSETS	109,420,927	78,682,881

NET ASSETS AVAILABLE FOR BENEFITS	109,420,927	78,682,881

See notes to financial statements.

MYLAN PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Interest and dividend income	$610,341
Employer contributions	8,076,014
Employee contributions	6,881,496
Net appreciation in fair value of investments	20,431,409

Total additions	35,999,260

DEDUCTIONS:
Benefits paid to participants	5,261,214

Total deductions	5,261,214

NET INCREASE	30,738,046
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	78,682,881

End of year	$109,420,927

See notes to financial statements.

MYLAN PROFIT SHARING 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1.	DESCRIPTION OF THE PLAN

General- The Mylan Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan covering all employees of Mylan Laboratories Inc. (the “Company”) or of any “affiliated employer” (i.e., any corporation which is a member of a controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”) which includes the Company; any trade or business (whether or not incorporated) which is under common control (as defined in Code Section 414(c)) with the Company; any organization (whether or not incorporated) which is a member of an affiliated service group (as defined in Code Section 414(m)) which includes the Company; and any other entity required to be aggregated with the Company pursuant to Regulations under Code Section 414(o)) who meet the eligibility requirements of the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. For a complete description of the provisions of the Plan please refer to the Plan document.

Contributions- Each year, participants may make contributions up to 50% of pretax annual compensation into the Plan, subject to statutory limitations. All contributions to the Plan are directed by the participants to specific assets, specific funds or other investments permitted under the Plan. The Plan currently offers eight mutual funds and the Company’s common stock as investment options for participants. The Company contributes a matching contribution equal to 100% of the participant’s salary deferral contribution, up to 4% of the participant’s annual eligible compensation. In addition, the Company may contribute, at its sole discretion, an additional amount (“discretionary contribution”) to the Plan each calendar year, to be allocated among the participants based on a uniform percentage of each participant’s annual compensation for that year. The discretionary contribution shall be determined separately for each entity in the Company’s controlled group participating in the Plan.

Trustee and Recordkeeper- All of the Plan’s assets are held by American Express Trust Company (the “Trustee”) who also has participant account recordkeeping responsibilities.

Participant Accounts- Each participant’s account is funded with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) forfeitures of terminated participants’ nonvested account balances. Allocations are based on participant account balances or compensation, as defined, as appropriate. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting- Participants are vested immediately in their contributions and Company matching contributions plus actual earnings thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is fully vested after 7 years of credited service and all future discretionary contributions become immediately vested. The vesting schedule is as follows:

Years of	Vested
Service	Percentage
3	20%
4	40
5	60
6	80
7 or more	100%

Additionally, all participants become fully vested at age 65.

Loans to Participants-Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of $50,000 or 50% of their account balance, whichever is lower, subject to hardship provisions. Loan transactions are treated as transfers between the investment fund and the loan fund. The maximum term of a loan is 15 years for primary residence loans and a maximum term of five years for other hardship loans. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%, as established or used by the Trustee. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits- A participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded by the Plan when paid.

Forfeitures- Company discretionary contributions that are not vested upon termination of employment are forfeited and may be used to reduce the Company contribution for the year in which such forfeiture occurs. For the year ended December 31, 2003, forfeitures totaling $400,000 were used to off-set current year employer matches.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The financial statements of the Plan have been prepared on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrators to make estimates and assumptions that could affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan utilizes various investment instruments including mutual funds, stocks, bonds and notes. Investment securities, in general, are subject to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition- The Plan’s investments are stated at fair value. Shares of mutual funds and common stock are valued at quoted closing market prices which, for mutual funds, represent the Net Asset Value (NAV) of shares held by the Plan at year-end. Money market funds and the common/collective trust funds are stated at fair value which approximates cost plus accumulated interest earnings less distributions to date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loans to participants are valued at cost plus accrued interest, which approximates fair value.

Administrative Expenses- All mutual funds incur expenses that reduce earnings in the fund and are reflected in the daily NAV. The amount of these expenses, stated as a percentage of assets, is called an expense ratio. The NAVs for the mutual funds are listed publicly and the same NAV applies whether the mutual fund is purchased on the open market or through the Plan. Expense ratios charged by mutual funds cover costs relating to investing, such as the mutual fund managers’ asset management fees and costs related to administration of the fund. Examples of administrative costs include issuing quarterly statements, operating a service center and having toll-free numbers available for the participants. Expenses incurred by the mutual funds are netted against earnings of the respective funds in the accompanying statement of changes in net assets available for benefits.

Administrative expenses, including trustee, legal, auditing and other fees, are paid by the Company and, as such, are not expenses of the Plan.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2003	2002
Mylan Laboratories Inc. Common Stock	$31,075,457	$15,022,461
AET Income II Fund	24,941,201	26,805,747
RS Emerging Growth Fund	8,249,618	3,900,346
AXP New Dimensions Fund	7,939,524	5,568,094
AET Equity Index II Fund	7,623,457	4,553,041
PIMCO Total Return Fund	7,480,079	7,847,013
Davis New York Venture Class A Fund	6,470,949	3,357,009
Janus Overseas Fund	6,061,554	3,182,797

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$7,559,611
Mylan Laboratories Inc. Common Stock	10,247,590
Common/collective trust funds	2,624,208

$20,431,409

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.	TAX STATUS

The Plan obtained its latest determination letter during September 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan has not been amended during this plan year.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company’s common stock. The Company is the plan sponsor and therefore qualifies as a related party. At December 31, 2003 and 2002, the Plan held an investment of 1,228,734 and 968,497 shares, respectively, of common stock of the Company. The fair value of the common stock fund at December 31, 2003 and 2002 was $31,075,457 and $15,022,461, respectively. For the year ended December 31, 2003, the Plan purchased 834,515 shares of common stock of the Company at a cost of $17,692,135. For the year ended December 31, 2003, the Plan sold 574,278 shares of common stock of the Company with proceeds of $11,765,547.

Certain Plan investments consist of investments in funds administered by the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

* * * * *

SUPPLEMENTAL SCHEDULE

MYLAN PROFIT SHARING 401(k) PLAN

SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 25-1211621, PLAN 001
DECEMBER 31, 2003

(A)	(B)	(C)	(D)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,	Current
	or Similar Party	Par or Maturity Value	Value
*	American Express Trust Company	Cash and cash equivalents	$1,048,810
*	American Express	AET Income II Fund	24,941,201
*	American Express	AET Equity Index II Fund	7,623,457
	PIMCO Funds	PIMCO Total Return Fund	7,480,079
*	American Express	AXP New Dimensions Fund	7,939,524
	Davis Funds	Davis New York Venture Class A Fund	6,470,949
	Janus	Janus Overseas Fund	6,061,554
	Franklin Templeton Investments	Franklin Mutual Series Fund, Inc.	3,127,516
	RS Funds	RS Emerging Growth Fund	8,249,618
*	Mylan Laboratories Inc.	Mylan Common Stock	31,075,457
*	Participant Loan Fund	Maturity dates from 3/19/2004 to 5/12/2012 and interest rates ranging from 5.00% to 10.75%	259,349

		Total Investments	$104,277,514

*	Party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2004	MYLAN PROFIT SHARING 401(K) PLAN

/s/ William Bryant

William Bryant
Plan Administrator